

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2010

<u>Via Facsimile (314) 259-2020 and U.S. Mail</u>

William F. Seabaugh, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

> **Re: American Italian Pasta Company
>   Schedule TO-T/A
>   Filed July 6, 2010 by
>   Ralcorp Holdings, Inc. and
>   Excelsior Acquisition Co.
>   File No. 5-53419**

Dear Mr. Seabaugh:

We have reviewed your filing and have the following comment.

<u>Offer to Purchase</u>
<u>Miscellaneous, page 46</u>

1. We note your revisions in response to our comment, but you have not addressed the all-holders provision in Rule 14d-10. Your statement that tenders will not be accepted from or on behalf of holders in certain jurisdictions does not meet the requirement that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. Please revise.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
> Julia E. Griffith
> Special Counsel
> Office of Mergers & Acquisitions